Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-222481-01

August 13, 2019

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$350,000,000 4.125% Senior Notes due 2029

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated August 13, 2019, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated January 9, 2018, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	August 13, 2019

Settlement Date:	August 15, 2019 (T+2).

Maturity Date:	May 15, 2029

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2019

Principal Amount:	$350,000,000

Public Offering Price:	106.402% of the principal amount plus accrued and unpaid interest in the amount of $3,809,895.83 in the aggregate from May 10, 2019 to, but excluding, August 15, 2019

Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$370,132,000

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	99-15 / 1.683%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	3.333%

Coupon:	4.125%

Optional Redemption Provisions: Make-whole call: Par Call:	Make-whole call at T + 30 basis points On or after February 15, 2029 (3 months prior to the maturity date)

CUSIP / ISIN:	11120VAH6 / US11120VAH69

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Jefferies LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Regions Securities LLC

TD Securities (USA) LLC

Samuel A. Ramirez & Company, Inc.

Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Wells Fargo Securities, LLC by calling (800) 645-3751; by contacting BMO Capital Markets Corp. by calling (866) 864-7760; by contacting Jefferies LLC by calling (877) 877-0696; or by contacting U.S. Bancorp Investments, Inc. by calling (877) 558-2607.

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